Telix

Annual General Meeting of Shareholders











Telix Pharmaceuticals

ASX: TLX | NASDAQ: TLX

10.00am (Sydney time)

21 May 2025

Images used with permission.

Important information

This presentation should be read together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX) and the U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.

The information contained in this presentation is not intended to be an offer for subscription, invitation or recommendation with respect to shares of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this presentation are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this presentation, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in this presentation.

This presentation may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Telix’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

This presentation also contains estimates and other statistical data made by independent parties and by Telix relating to market size and other data about its industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, projections, assumptions and estimates of Telix’s future performance and the future performance of the markets in which it operates are necessarily subject to a high degree of uncertainty and risk.

Telix’s first generation PSMA-PET imaging product, gallium-68 (^{68}Ga) gozetotide injection (also known as ^{68}Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved by the U.S. Food and Drug Administration (FDA), by the Australian Therapeutic Goods Administration (TGA), by Health Canada, by the Brazilian Health Regulatory Agency (ANVISA), by the UK Medicines and Healthcare Products Regulatory Agency (MHRA), by the French National Agency for the Safety of Medicine and Health Products (ANSM) and in multiple countries within the European Economic Area (EEA) following a positive decentralized procedure (DCP) opinion by the German Federal Institute for Drugs and Medical Devices (BfArM). Gozellix® (kit for the preparation of gallium-68 (^{68}Ga) gozetotide injection) has been approved by the U.S. FDA.

Telix’s osteomyelitis (bone infection) imaging agent, technetium-99m (^{99m}Tc) besilesomab, marketed under the brand name Scintimun®, is approved in 32 European countries and Mexico. Telix’s miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the European Economic Area. No other Telix product has received a marketing authorization in any jurisdiction.

Telix’s results are reported under International Financial Reporting Standards (IFRS). This presentation includes various non-IFRS financial information to reflect its underlying performance. These non-IFRS measures include Adjusted EBITDA. Non-IFRS measures have not been subject to audit or review. For further information on the reconciliation of non-IFRS financial information to Telix's statutory measures, reasons for usefulness and calculation methodology, please refer to the Alternative performance measures section of Telix’s 2024 Annual Report.

This presentation has been authorized for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.

Telix

Annual General Meeting of Shareholders

CEO's address

Dr. Christian Behrenbruch

Telix


FAPi therapy (TLX400) in metastatic medullary thyroid cancer
Pre-treatment
Post-treatment

Our mission is to be the global leader in radiopharmaceuticals

Telix is delivering to its growth strategy

Deliver
our late-stage therapeutic pipeline

Build
the next generation of radiopharmaceuticals

Grow
our industry-leading precision medicine business

Expand
our global infrastructure for product delivery

Telix

A diversified, vertically-integrated radiopharma business

Telix has built a foundation for sustainable growth

Expanding, global commercial portfolio
- Illuccix®, Gozellix® and Scintimun®: approved products
- Commercially active in 35 countries[1]
- Illuccix® pathway towards marketing authorization established for Japan and China

Broad and deep theranostic pipeline
- ProstACT Global: Part 1 interim readout
- Glioblastoma and renal therapy: pivotal trials planned to initiate in 2025
- Next-generation assets advancing into the clinic

Global infrastructure to meet future demand
- Strengthen supply chain resilience and localized manufacturing
- Integration of RLS Radiopharmacies further diversifies revenue
- Recent acquisitions add specialist skills and capabilities



Revenue (US$M)
600
400
200
0
334
517
2023
2024
+55%
Year on year (YoY)



Adjusted EBITDA[2] (US$M)
80
60
40
20
0
38
67
2023
2024
+76%
YoY

Telix

All figures in this presentation are recast in US$ and provided on an unaudited basis.
1. Australia, Austria, Brazil, Bulgaria, Canada, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, UK, U.S.
2. Earnings before interest, tax, depreciation, amortization, U.S. listing costs, acquisition transaction costs and other gains/(losses) (net).

Capital allocation framework

Strategically reinvesting earnings to deliver value-creation opportunities

Commercial focus / cash generation
Diversify and grow revenue + increase operating leverage

Four core areas of investment focused on delivering return-on-capital

- **R&D: Late and early-stage pipeline development**
- **Optimizing commercial performance**
- **Supply chain resilience and production capacity**
- **Strategic growth opportunities**

Operating expenditure (R&D: Late and early-stage pipeline development; Optimizing commercial performance)

Capital investment (Supply chain resilience and production capacity; Strategic growth opportunities)

Telix

2025 focus: Global commercial expansion

Launch preparation for new markets and new products

	Illuccix® (kit for the preparation of gallium Ga 68 gozetotide Injection) / Gozellix™ (kit for the preparation of gallium Ga 68 gozetotide injection)	Zircaix (zirconium Zr 89 girentuximab senvedoxam-crdi)	Pixclara (floretyrosine F 18)
U.S.	• Gozellix: follow-on PSMA product, approved March 2025	• Zircaix[1] BLA[2] filed with FDA December 2024 • Expanded access program at >30 sites globally	• Preparing to re-file U.S. NDA[4] • Expanded access program active in the U.S.
International	• Illuccix®: UK and European country rollout from H1 2025 • Illuccix® China Phase 3 study completed	• Included in EAU[3] guidelines as an emerging technology • Engagement with EU regulator and manufacturers • China bridging study commenced	• **Pixclara[1]:** Targeted global regulatory filings, opportunities in select markets where access is currently restricted • **Scintimun®:** Relaunch in current indication



Telix

1. Provisional brand name subject to final regulatory approval.
2. Biologics license application.
3. European Association of Urology Guidelines on Renal Cell Carcinoma (April 2024).
4. New drug application.

Telix PSMA multi-product strategy

Growing the U.S. market as leaders in PSMA imaging

- **Protect and grow market share:** Through customer experience and innovation
- **Expand patient reach, customer choice:** Differentiated as the only company with two approved PSMA imaging agents
- **Increase clinical utilization:** Label-expansion study commencing in 2025
- **Product development:** Pipeline of new products, delivering continued innovation in PSMA imaging



SHATTERING LIMITATIONS IN
PSMA
illuccix®
(kit for the preparation of gallium Ga 68 gozetotide Injection)
Break free, and offer your patients the imaging they deserve.
A highly accurate 68Ga PSMA-PET agent
An advanced tracer that expands the geographic distribution and utility of PSMA
A fully reimbursable product
Gozellix
kit for the preparation of gallium Ga 68 gozetotide injection

Sample U.S. campaign for U.S. approved product, intended for U.S. healthcare professional audience only. Registrations vary country to country, always refer to local label and approval status. Gozellix is not currently approved in any country outside of the U.S.

Therapeutics: Core to our strategy

Momentum building across our pipeline of differentiated assets


2025

Progress late-stage therapeutic pipeline

- Accelerate ProstACT GLOBAL pivotal trial of TLX591, first rADC[1] in 1L/2L mCRPC[2]
- Submit INDs to progress potential first-in-class radiotherapeutics to pivotal phase in other core areas
  - TLX250 in ccRCC[4] and TLX101 in recurrent glioblastoma

Advance next-generation therapeutic programs

- Expand development in prostate cancer with ^{225}Ac-TLX592 & TLX090 for bone pain in end-of-life setting
- Expand development in neuro-oncology with ^{211}At-TLX102
- Explore multi-indication asset strategies leveraging validated pan-tumor targets, CAIX[5] and FAP[6]

1. ClinicalTrials.gov ID: NCT06520345.
2. Radio antibody-drug conjugate.
3. Metastatic castrate resistant prostate cancer.
4. Clear cell renal cell carcinoma – most common form of kidney cancer.
5. Carbonic anhydrase IX.
6. Fibroblast Activated Protein

Telix

New clinical data reports promising efficacy data for TLX101

IPAX-Linz study substantiates patient benefit in high-grade glioma

- Phase 2, single-arm, investigator-initiated study, enrolled eight patients
- **Well tolerated**, no serious adverse events reported
- **Median overall survival** of 32.2 months from initial diagnosis and 12.4 months from initiation of treatment[1]
- Adaptive dosing regime, TLX101 in combination with external beam radiation therapy (EBRT)
- Findings consistent with IPAX-1 study, in a more advanced and complex study cohort
- Telix's investigational imaging agent TLX101-CDx used as companion diagnostic in the study

Pivotal trial in recurrent setting planned for 2025:
Investigational New Drug (IND) filing planned for mid-year

Glioblastoma patient (salvage) with clinically stable disease 18 months from initiation of TLX101 therapy[2]



Baseline T = 0[3]
TLX101 #1 & #2[4]
T = 10 mos
TLX101 #3 & #4[4]
T = 16 mos
T = 18 mos

Patient representative scans - individual results may vary.

1. Telix ASX disclosure 16 April 2025. Data presented at NMN May 2025.
2. TLX101 Compassionate Use program. Case study presented at NMN symposium May 2025. Credit A. Braat, UMC Utrecht.
3. TLX101-CDx ([18F] FET) PET (positron emission tomography).
4. Overlay post therapy SPECT (single photon emission computed tomography).

Expanding global infrastructure

Localized production to service major global markets

Our strategy is to:

- Build competitive advantage through resources and expertise
- Scale to meet rapid growth and demand
- Build partnerships to drive success



artms
IsoTherapeutics
RLS
RADIOISOTOPE LIFE SCIENCES
Optimal Tracers
CGE 远大健康
Telix
Partners

Case study: Lead generator

Recently acquired companies enable development and commercial pathway

IsoTherapeutics
A Telix Company

Developed and validated a breakthrough generator technology for the production of lead-212 (^{212}Pb) and successfully completed first production

^{212}Pb

Lead-212 generator

Alpha therapy

Telix Targeting Technology (formerly ImaginAb)

Novel biologics development platform and clinically validated candidates with pharmacokinetic characteristics suited to Lead-212

artms
A Telix Company

To support future scale up through engineering and expertise

Distribution

RLS RADIOPHARMACIES

U.S. footprint with capacity for lead generator installation to support future nationwide distribution

Telix

Case study: ARTMS

Scaling-up production to meet future demand

artms
A Telix Company

QUANTM Irradiation System® (QIS®)

Production technology for isotopes including ^{68}Ga, ^{89}Zr, ^{64}Cu, and ^{99m}Tc: clean, large-scale, cost-efficient and translatable to all upcoming industry-based products


artms
artms
artms
artms

ARTMS' QIS enables:

Gozellix™ kit for the preparation of gallium Ga 68 gozetotide injection — Multi-Curie production of ^{68}Ga extending patient reach and driving radiopharmacy efficiencies

Zircaix (zirconium Zr 89 girentuximab senvedoxam-crdi) — Centralized, large-scale, cost-effective production of Zr-89, for use with a biologic

RLS RADIOPHARMACIES — Expanded distribution and enhanced production capacity for cyclotrons, to be installed through RLS and partner networks

Telix

Zircaix is a provisional brand name and subject to regulatory approval

Delivering the plan

Near-term catalysts

Deliver our late-stage therapeutic pipeline

Build the next generation of radiopharmaceuticals

Grow our industry-leading precision medicine business

Expand our global infrastructure for product delivery

2025

Deliver	Build / Grow	Expand
✓ IPAX-Linz (TLX101) therapy study readout	✓ RLS acquisition completion	TLX101, TLX250 pivotal trials commencement[2]
✓ ProstACT Global (TLX591) Ph 3 IND granted in China	✓ TMS Brussels South GMP accreditation	TLX252 alpha trial commencement[2]
✓ ZOLAR (TLX300) patient dosing	ProstACT Global Ph 3 Part 1 complete	ZOLAR trial Part A complete
✓ Novel biologics platform and Tx assets transactions completion	IPAX-2 (TLX101) therapy study complete	Zircaix[3] anticipated FDA approval decision (U.S.)
✓ Gozellix® approval (U.S.)	TLX250 program update	SubtlePET + Zircaix[3] (combo) AI filing and approval decision (U.S.)
✓ Illuccix® EEA[1], UK and Brazil approvals	TLX592 alpha therapeutic trial commencement[2]	Gozellix filing (Aus)
✓ Illuccix® China Ph 3 bridging study complete	PSMA biopsy expansion study commencement[2]	Illuccix® Japan Ph 3 trial enrolment[2]

Telix

1. European Economic Area.
2. Subject to regulatory approval.
3. Brand name subject to final regulatory approval.

Contact:

Kyahn Williamson
SVP Investor Relations and Corporate Communications

kyahn.williamson@telixpharma.com



Illustration showing TLX250 binding to carbonic anhydrase IX and internalization

Telix